Filed pursuant to Rule 424(b)(3)

Registration No. 333-219127

BLACKSTONE FLOATING RATE ENHANCED INCOME FUND

Supplement No. 1, dated February 16, 2022, to the Prospectus (the “Prospectus”), dated January 27, 2022, for Common Shares of Beneficial Interest

Change in Chief Financial Officer and Treasurer

On February 3, 2022, the Board of Trustees appointed Gregory Roppa to serve as Chief Financial Officer and Treasurer of the Fund, effective as of close of business, on March 11, 2022. Mr. Roppa, 43, is a Managing Director in the Global Fund Finance group of Blackstone Inc. (“Blackstone”) where he focuses on the accounting and financial reporting for certain entities within Blackstone Credit, Real Estate, and Insurance businesses. Before joining Blackstone in 2019, Mr. Roppa was the Director of Operations and Fund Accounting for Clinton Group Inc., an alternative asset management firm. Prior to that Mr. Roppa began his career in the financial services audit practice at Arthur Andersen LLP. Mr. Roppa received a B.S. in Accounting from Binghamton University, where he graduated cum laude. He is a Certified Public Accountant. Mr. Roppa was also appointed to serve as Chief Financial Officer and Treasurer of Blackstone Senior Floating Rate Term Fund, Blackstone Long-Short Credit Income Fund, and Blackstone Strategic Credit Fund.

Mr. Roppa’s appointment coincides with the resignation of Robert W. Busch as the Fund’s Chief Financial Officer and Treasurer. Mr. Busch’s decision to resign was based on a desire to pursue other opportunities and not the result of any disagreement relating to Blackstone or the Fund’s operations, policies or practices.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.

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